UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2nd, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	South Africa: TotalEnergies signs an agreement to divest its minority stake in Natref refinery to the Prax Group (December 1, 2023).

Exhibit 99.2	COP28: TotalEnergies Backs the World Bank’s Global Flaring and Methane Reduction Trust Fund (December 3, 2023).

Exhibit 99.3	COP28: TotalEnergies Signs the Agreement on Investment for its 1 GW Wind Power Project in Kazakhstan (December 4, 2023).

Exhibit 99.4	Disclosure of Transactions in Own Shares (December 4, 2023).

Exhibit 99.5	COP28: TotalEnergies Makes its Technology Available to three National Companies to Measure and Reduce Methane Emissions (December 5, 2023).

Exhibit 99.6	COP28: TotalEnergies and Masdar demonstrate Methanol-to-SAF pathway with successful test flight (December 6, 2023).

Exhibit 99.7	Disclosure of Transactions in Own Shares (December 11, 2023).

Exhibit 99.8	TotalEnergies Acquires 3 Start-ups in the Electricity Business (December 12, 2023).

Exhibit 99.9	Mozambique: The Consortium of EDF - TotalEnergies - Sumitomo Corporation Selected to Develop a 1,500 MW Hydropower Project (December 13, 2023).

Exhibit 99.10	France: Approved Wage Agreement for 2024 TotalEnergies shares the value with its employees through a global envelope of 5% and a bonus of at least €2,000 (December 14, 2023).

Exhibit 99.11	South Africa: TotalEnergies Launches Construction of a 216 MW Solar Plant with Battery Storage (December 15, 2023).

Exhibit 99.12	Suriname: TotalEnergies Expands its Presence with a New Offshore Exploration License (December 15, 2023).

Exhibit 99.13	Disclosure of Transactions in Own Shares (December 18, 2023).

Exhibit 99.14	TotalEnergies reiterates its long-term commitment to Nigeria and supports the country in reducing methane emissions (December 18, 2023).

Exhibit 99.15	United States: TotalEnergies Will Supply LyondellBasell Through Two Long-Term Solar CPPAs (December 19, 2023).

Exhibit 99.16	Scotland: TotalEnergies Farms Down 25.5% of the Seagreen Offshore Wind Farm to PTTEP (December 21, 2023).

Exhibit 99.17	Disclosure of Transactions in Own Shares (December 26, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 2nd, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer